FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   November 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: November 14, 2005	/s/ Gregory B. Bowes Name: Gregory B. Bowes Title: Chief Financial Officer

EXHIBIT INDEX

1	Consolidated Financial Statements for the three-month period ended September 30, 2005
2	Interim Management's Discussion and Analysis – Third Quarter 2005
3	Certificate of CEO Pursuant to Form 52-109FT2
4	Certificate of CFO Pursuant to Form 52-109FT2

EXHIBIT 1

Orezone Resources Inc.

Consolidated Financial Statements

Nine Months ended September 30, 2005

(A Development Stage Corporation)

Management's Responsibility for Financial Statements	2

Financial Statements

Consolidated Statements of Operations and Deficit	3
Consolidated Statements of Deferred Exploration Expenses	4
Consolidated Statements of Cash Flows	5
Consolidated Balance Sheets	6
Notes to Consolidated Financial Statements	7 to 15

Management's Discussion and Analysis	16 to 22

Notice

The interim financial statements for the period ended September 30, 2005 have not been reviewed by the Corporation's auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the shareholders of Orezone Resources Inc.

The consolidated financial statements, the notes thereto and other financial information contained in the quarterly report are the responsibility of the management of Orezone Resources Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management’s best estimates and judgments where appropriate.

Management has developed and maintained a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, none of whom are employees or officers of the Corporation, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The auditors have full and unrestricted access to the Audit Committee.

(Signed)	(Signed)

Ronald N Little	Gregory B. Bowes
President and Chief Executive Officer	Vice President & Chief Financial Officer

Orezone Resources Inc.
 Consolidated Statements of Operations and Deficit
(expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Revenue		-		-

Administrative expenses
Management and consulting fees	(40,831)	253,966	735,275	888,300
Travelling and promotion	39,080	40,417	151,321	120,387
Rental expenses	17,184	5,630	20,155	13,735
Report to shareholders	-	9,366	18,835	27,986
Conferences and subscriptions	11,822	32,171	66,857	70,533
Stationery and office expenses	15,776	37,078	74,320	96,464
Professional fees	(300)	50,709	86,839	211,200
Telecommunications	2,773	5,678	10,060	13,003
Transfer agent fees	1,971	4,302	8,887	11,656
Regulatory authorities	337	751	45,466	76,049
Interest and penalties	105	512	844	1,200
Amortization of equipment	7,686	7,064	22,766	17,965
Interest on note payable	-	-	-	19,853
Exchange loss (gain)	(153,935)	(448,219)	(69,621)	(109,773)

Total Administrative Expenses	(98,330)	(574)	1,172,005	1,458,557

Write-off of deferred exploration expenditures	-	-	193,308	-

Total expenses	(98,330)	(574)	1,365,313	1,458,557

Other Income	-	-	272,286	47,783
Interest income	48,764	51,706	135,745	172,608

Net gain (loss)	147,094	52,281	(957,282)	(1,238,166)
Deficit, beginning of year	(9,517,674)	(8,363,658)	(8,413,298)	(7,073,211)

Deficit, end of period	(9,370,580)	(8,311,377)	(9,370,580)	(8,311,377)

Net gain (loss) per common share, basic and	0.001	0.000	(0.01)	(0.01)

Weighted average number of shares oustanding:	117,097,359	107,112,363	114,728,683	104,083,893

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
 Consolidated Statements of Deferred Exploration Expenses
(expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Balance, beginning of period	11,815,552	6,667,402	9,378,737	3,616,206

Additions
Drilling - RC	1,736,678	1,353,025	5,850,619	3,231,906
Drilling - Diamond	1,602,447	493,401	3,255,275	1,102,244
Drilling - RAB	-	-	53	27,540
Geophysical Survey-Ground	43,197	57,614	98,765	217,466
Geophysical Survey-Airborne	-	12,582	25,036	16,823
Geological Survey	20,112	6,819	52,130	93,138
Geochemical Survey	173,303	86,409	320,741	127,552
Line Cutting	522	3,050	5,362	12,228
Trenching	13	200	288	229
Stripping	-	(768)	-	18
Property & Evaluation	15,904	77,841	68,854	115,838
Land Tenure	54,979	42,326	86,010	59,422
Compilation	29,683	5,130	65,375	16,461
Administration-Ouagadougou office	628,866	117,631	1,456,511	666,663
Administration-Camp	545,883	110,349	1,414,698	373,378
Environment - Physical	630,928	-	988,176	300
Resources Evaluation	45,633	-	45,697	-
Environment - Social	200,168	-	243,179	-
Engineering	353,543	-	372,692	-
Metallurgy	37,451	-	84,419	-
Infrastructure	75,845	-	124,486	15,601

Total Additions	6,195,153	2,365,610	14,558,365	6,076,806

Deductions
Adjustment due to a property write-off	-	-	193,308	-
Partners' contributions	4,550,090	1,313,753	10,283,180	1,973,753

	4,550,090	1,313,753	10,476,488	1,973,753

Balance, end of period	13,460,614	7,719,259	13,460,614	7,719,259

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
 Consolidated Statements of Cash Flows
(expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

OPERATING ACTIVITIES

Net gain (loss)	147,094	52,281	(957,282)	(1,238,166)
Non-cash items
Amortization of equipment	50,257	35,932	139,941	86,897
Abandoned mineral exploration properties	-	-	193,308	-
Stock options issued	-	143,014	-	1,123,296
Interest on note payable	225,012	-	668,156	19,853
Realized gain on note payable	-	-	-	(57,699)
Changes in non-cash working capital items	(973,892)	527,198	542,651	398,516

Cash flows from (used in) operating activities	(551,529)	758,425	586,773	332,697

INVESTING ACTIVITIES

Investment in listed shares	-	(173,094)	1,234,561	(487,349)
Equipment	(155,703)	(116,037)	(202,191)	(221,743)
Mineral exploration properties	(19,906)	-	(19,906.00)	-
Deferred exploration expenses	(6,195,153)	(2,365,610)	(14,558,365)	(6,076,806)
Optionee contribution	4,550,090	1,313,753	10,283,180	1,973,753

Cash flows used in investing activities	(1,820,672)	(1,340,988)	(3,262,721)	(4,812,145)

FINANCING ACTIVITIES

Issue of shares	366,511	2,843,612	5,684,580	3,364,774
Stock options redeemed	(148,947)	(42,314)	(203,202)	(94,453)

Cash flows from financing activities	217,564	2,801,298	5,481,378	3,270,321

Net increase (decrease) in cash and cash equivalent	(2,154,637)	2,218,735	2,805,430	(1,209,128)

Cash and cash equivalents, beginning of year	13,102,949	7,149,175	8,142,882	10,577,038

Cash and cash equivalents, end of period	10,948,312	9,367,910	10,948,312	9,367,910

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
 Consolidated Balance Sheets
(expressed in United States dollars)

	September 30 2005	December 31 2004

ASSETS

Current assets
Cash and cash equivalents	10,948,312	8,142,882
Taxes receivable and other receivables	40,613	71,762
Prepaid expenses	443,507	177,491

	11,432,433	8,392,134

Listed shares, at cost (market value $68,924; 2004 - $1,559,042)	127,668	1,362,229
Equipment	287,918	225,668
Mineral exploration properties, at cost	6,824,813	6,804,907
Deferred exploration expenses, at cost	13,460,614	9,378,737

	32,133,446	26,163,676

LIABILITIES

Current liabilities
Accounts payable	970,155	822,658
Accrued liabilities	785,003	154,981

	1,755,157	977,639

SHAREHOLDERS' EQUITY

Capital stock	36,744,307	31,059,728
Contributed surplus	2,521,351	2,056,397
Cumulative translation adjustment	483,211	483,211
Deficit	(9,370,580)	(8,413,298)

	30,378,289	25,186,037

	32,133,446	26,163,676

The accompanying notes are an integral part of the consolidated financial statements.

(Signed) "Ronald N. Little"	(Signed) "David G. Netherway"
(Ronald N. Little), Director	(David G. Netherway), Director

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

1 — GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Corporation, incorporated under the Canada Business Corporations Act, is a natural resource Corporation engaged in the acquisition, exploration and development of precious metal properties. The Corporation is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Corporation to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Corporation to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Corporation to obtain necessary financing to complete the acquisition, exploration and development thereof, the Corporation entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves on the Corporation’s mineral claims, confirmation of the Corporation’s interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Corporation’s operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to more developed countries. Operations, the status of mineral property rights, and the recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Corporation were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations. Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Corporation’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2— PRINCIPAL ACCOUNTING POLICIES

The unaudited interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in certain material respects from principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Refer to the 2004 Annual Financial Statements for a discussion of those differences. The accounting principles used in the preparation of these interim consolidated financial statements conform with those used in the Corporation’s annual consolidated financial statements.  These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the Corporation’s audited consolidated financial statements and notes for the year ended December 31, 2004. The principal accounting policies followed by the Corporation are as follows:

Principles of consolidation
These financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Orezone Inc. , Orezone SARL and Burkina Resources Inc. All material inter-Corporation balances and transactions have been eliminated

Accounting estimates
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Significant estimates include those related to the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses. Actual results may differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Corporation invests cash in interest bearing vehicles with high credit quality financial institutions

Foreign currency translation and functional currency
Monetary assets and liabilities of integrated foreign operations are translated to United States dollars at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and expenses are translated at the average rate in effect during the year, with the exception of amortization, which is translated at the historical rate. Gains and losses are included in the statement of operations for the year. The Corporation has one African based subsidiary. It’s reporting currency is the CFA Franc as per the laws of Burkina Faso. The functional currency of this subsidiary remains United States dollars as the vast majority of the value of the transactions are in United States dollars and the entity is not self sustaining. The Corporation has branch offices in both Mali and Niger. These are not deemed self sustaining operations. The Corporation determined that there was a change in the Corporation’s functional currency from Canadian dollars to United States dollars effective January 1, 2004. The majority of business volume is conducted in United States dollars and will likely continue to do so in the future. The Corporation changed its functional currency and also elected to change its reporting currency to United States dollars effective January 1, 2004.

Comparative information was translated in the same fashion as above.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

Amortization

Equipment is amortized over its estimated useful service lives using the straight-line method at the following annual rates:

Furniture and Equipment	25%

Computer Equipment	33%

Vehicles	50%

Communications System	25%

Leasehold Improvements	20%

Mineral exploration properties and deferred exploration expenses
Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral exploration properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

The Corporation follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral exploration properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral exploration properties are abandoned, the related capitalized costs are expensed.

Effective January 1, 2004, the Corporation has adopted the Canadian Institute of Chartered Accountants (CICA) standard on impairment of long lived assets on a prospective basis. Management of the Corporation review the net carrying value of each mineral property when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, reserves, and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to fair value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Corporation’s assessment of its ability to sell the property for an amount greater than the carrying value.

Management, Directors and Technical Advisors review the merits of each Corporation property interest to assess whether the property merits further exploration and development expenditure and whether the carrying value of the properties is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations when making decisions on impairment.

The amounts shown for mineral exploration properties represent costs incurred to date or write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and optionee contributions are applied against the deferred exploration expenses.

Basic or diluted net loss per common share
Basic net loss per common share is calculated based upon the weighted average number of common shares outstanding during the year. Diluted net loss per common share, which is calculated using the treasury stock method, is equal to the basic net loss per common share due to the anti-dilutive effect of stock options outstanding as described in Note 7.

Stock – based compensations plans
The Corporation has a stock-based compensation plan, as described in Note 7. Effective January 1, 2003, the Corporation prospectively adopted the amendments to CICA 3870 which required that the fair value of compensation expense is recognized when stock options are issued. All options are granted at the closing market price on the date of issuance. When holders exercise their options, any consideration received and any contributed surplus related to these options is credited to capital stock.

Income taxes
The Corporation uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is likely that some or all of the future income tax assets will not be realized.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

3— INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the three months ended September 30.

	2005	2004

	$	$
Taxes receivable and other receivables	(316,944)	24,871
Prepaid expenses	(91,284)	348,928
Accounts payable	(1,025,083)	181,580
Accrued liabilities	459,419	(28,181)

	(973,892)	527,198

Additional Disclosures:
Items not affecting cash and cash equivalents related to investing and financing activities are as follows :	2005	2004

	$	$
Amortization of equipment capitalized to exploration expenses	42,570	63,870

4— EQUIPMENT

For the nine months ended September 30, 2005 and 12 months ended December 31, 2004.

	2005 Accumulated			2004 Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

	$	$	$	$	$	$
Computer Equipment	73,370	44,199	29,171	73,370	21,691	51,680
Furniture & Equipment	119,349	55,140	64,209	81,017	20,128	60,889
Vehicles	334,574	182,719	151,855	176,000	116,088	59,912
Communication Systems	56,323	21,050	35,273	51,037	9,706	41,331
Leasehold Improvements	17,782	10,373	7,409	17,782	5,927	11,855

	601,398	313,481	287,917	399,207	173,539	225,668

During the nine months ending September 30, 2005 $22,766 ($17,965 in 2004) of amortization was charged to expense and $117,175 ($110.959 in 2004) was capitalized to deferred exploration expenditures.

5 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

All of the Burkina Faso properties are subject to The Mining Law #031-2003 of Burkina Faso, dated May 8, 2003. All of Orezone’s properties are exploration permits as defined by the law. A subsidiary of the Corporation owns 100% of all of these properties. Under the Burkina Faso law, the exploration permit gives the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. This permit also gives the permit holder the exclusive right, at any moment, to convert the exploration permit to a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to article 20 of the law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. At this point in time, all properties are exploration permits so there is no requirement to maintain a reserve for future reclamation and the Corporation has no environmental liability under the Burkina Faso Mining Law. The law also guarantees a stable fiscal regime for the life of any mine developed.

All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% royalty of the gold produced in favour of Burkina Faso once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

In The Republic of Mali, the Corporation converted the Boukou reconnaissance permit into a Mineral Exploration permit in 2004 as per Order No. 99-032/P-RM of The Mining Code of Mali. As in Burkina Faso, the State has the right to a 10% carried interest in the eventual mining Corporation to be formed after successful exploration. There is a royalty of 3% of the gold produced. Exploration permits are granted initially for a three year period and can be renewed twice with permit size reductions.

In the Republic of Niger, The Corporation signed a Mining Convention for the Kossa Permit (2,000 Km Sq.) with the Government of Niger in October 2004. This convention specifies the precise terms of any exploration or mining activity in Niger should the Corporation elect to take the project into operation. It provides guarantees of exclusivity and fiscal and legal regime. This Convention has a term of 30 years. If the mining life is greater than 30 years, the Convention provides for re-negotiation. The Government has the right to a 10% carried interest in any Nigerien Corporation formed for the purpose of mining. The royalty is 5.5% of the gold produced. The Convention grants fiscal incentives only available to the mining industry in Niger, such as a 5 year income tax holiday.

	September, 2005		December 31, 2004

	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses

	$	$	$	$
AFRICA
Golden Hill (Intiedougou) (a)	475,200	1,852,382	475,200	1,642,048
Kerboule (b)	213,447	765,660	213,447	757,230
Bondi (Bondigui) (c)	146,185	3,923,562	146,185	3,559,533
Sebedougou (d)	5,698	505,266	5,698	346,581
Sega (Seguenaga) (e)	11,410	4,065,618	11,410	2,420,820
Essakane (f)	5,895,646	15,691,075	5,895,646	5,148,807
Bombore (g)	57,321	1,061,052	57,321	235,883
Gueguerre (h)	-	144,929	-	48,869
Markoye (i)	-	95,914	-	91,559
Poyo (j)	-	36,695	-	19,515
Kamkora (k)		2,506
Nabere (l)		2,108
Tankiedougou (m)		2,108
Boukou, Mali (n)	-	370,540	-	164,896
Farabantourou, Mali (o)	-	10,694	-	-
Sepola, Mali (p)	19,906	656	-	96,311
Kossa, Niger (q)	-	559,650	-	96,311

	6,824,813	29,090,417	6,804,907	14,532,052
Optionees' contributions (r)	-	(15,629,803)	-	(5,346,623)

	6,824,813	13,460,614	6,804,907	9,185,429

CANADA
Waxatike (s)	-	-	-	196,473
Option payment (r)	-	-	-	(3,165)

	-	-	-	193,308

	6,824,813	13,460,614	6,804,907	9,378,737

a)  Golden Hill (Intiédougou), Burkina Faso
The Corporation held an exploration permit covering 385 square kilometres. In July 2005 this permit was renewed into two permits (Nabere & Tankiedougou) to conform with new Burkinabe requirements.

b)  Kerboulé, Burkina Faso
The Corporation holds an exploration permit covering 404 square kilometres. A Burkina Faso party holding a right to a 25% interest may contribute to future programs or revert to dilution and eventually a 3% royalty (NSR) where 75% can be repurchased by the Corporation for $1.5 million.

c) Bondi (Bondigui), Burkina Faso
The Corporation holds an exploration permit covering 340 square kilometres.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

d)   Sébédougou, Burkina Faso
The Corporation holds an exploration permit covering 255 square kilometres.

e)   Sega (Séguenega), Burkina Faso
The Corporation holds an exploration permit covering 164 square kilometres. IAMGOLD Corporation (formerly Repadre Capital Corporation) holds a 3% NSR royalty on future production and 2% can be bought back for US $2 million.

f)  Essakane, Burkina Faso
The project name has been changed from Essakan to Essakane to reflect the correct local spelling. The Corporation acquired a 100% interest in 6 permits covering 1,433 square kilometres in July 2002 through the acquisition of Coronation International Mining Corporation (“CIMC”). This property is subject to an option agreement (July 19, 2002) with a subsidiary of Gold Fields Limited of South Africa (“Orogen”).  Orogen has the right to earn a 50% interest in the project by incurring cumulative expenditures of $8,000,000 on or before July 19, 2007. Orogen spent more than the $8,000,000 before the end of the second quarter of 2005. Orogen has exercised its right to earn an additional 10% interest in the project by sole funding the project in order to complete and present Orezone with a bankable feasibility study by no later than July 19, 2009.  As per the terms of the agreement the parties are negotiating a formal joint venture agreement on the basis of the July 19, 2002 agreement.  Orezone is currently the Project Manager. Orogen may elect to become Project Manager at any anniversary date and has informed the Corporation that it will become Project Manager on or before July 19, 2006. Should Orogen not complete the bankable feasibility study, the joint venture will remain at 50:50 joint venture.  Upon a decision to mine, the partners will form a Burkina Faso mining Corporation whereby the Government of Burkina Faso will retain a 3% Net Smelter Return Royalty and a 10% carried interest (on profits), both of which shall be shared prorata between Orezone and Orogen.

g)  Bombore, Burkina Faso
The Corporation holds an exploration permit covering 250 square kilometres. The Corporation has an obligation to spend $1,700,000 CAD on the property before January 2007 or the permit will revert back to the previous owners.

h)   Gueguerre, Burkina Faso
The Corporation holds an exploration permit covering 160 square kilometres.

i)  Markoye, Burkina Faso
The Corporation holds an exploration permit covering 153 square kilometres.

j)   Poyo, Burkina Faso
The Corporation obtained a new exploration permit in 2003 covering 246 square kilometres.

k)   Kamkora, Burkina Faso
The Corporation obtained a new exploration permit on October 10, 2005 covering 27.21 square kilometres in the Oudalan Province in northeast Burkina Faso.

l)   Nabere, Burkina Faso
The Corporation acquired a new permit on October 10, 2005 covering 91.58 square kilometres in the Bougariba Province of southwest of Burkina Faso. This permit is valid until October 9, 2014 and was part of the previous Intiedougou permit.

m)   Tankiedougou, Burkina Faso
The Corporation acquired a new permit on October 10, 2005 covering 138.43 square kilometers in the Tuy, Ioba and Bougariba Provinces of southwest of Burkina Faso. This permit is valid until October 9, 2014 and was part of the previous Intiedougou permit.

n)  Boukou, Mali
The Corporation obtained a reconnaissance permit of approximately 147 square kilometres in the Republic of Mali in 2003. This short term permit gave the Corporation the exclusive right to convert the permit into a Mineral Exploration Permit in 2004. The Corporation was awarded an Exploration permit for this property during the first quarter 2004.

o)   Farabantourou, Mali
The Corporation obtained a reconnaissance permit of approximately 112 square kilometres in the Republic of Mali in 2004.

p)   Sepola, Mali
The Corporation holds an earn in right on a 117 square kilometre property in the Kenieba Region in Wset Mali. The permit was granted on May 9, 2005 and will expire on May 7, 2014. The Corporation must pay a total of $55,000 over two years to earn 100% minus a 1% NSR. Half of the NSR can be acquired for $350,000 prior to production and the Corporation has the right to purchase the balance as well.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

q)   Kossa, Niger
The Corporation obtained two prospecting permits in the country of Niger covering 2,566 square kilometres. Negotiations to convert these permits into an exploration permit with a mining convention, as is the norm in Niger, were completed on October 18, 2004. The government of Niger has signed a mineral convention with the Corporation for a 1,997 kilometre exploration concession that includes a five year holiday from income taxes if a mine is developed on the permit.

r)   Optionees’ contributions and option payment
Gold Fields Limited, through it’s subsidiary Orogen Holding (B.V.I) Ltd. (the “Optionee”) invested $4,550,090 in the Essakane properties during Q3 2005 ($2,936,253 in the year 2004 and, $1,600,567 in the year 2003). The Corporation nets optionee payments against gross deferred exploration expenditures so as to reflect only the net expenditure by the Corporation on each property.

s)   Waxatike, Ontario
The Corporations’ interest in Waxatike is an earn in. The property consists of 42 claim blocks totalling 555 units for 89 square kilometres located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. holds a 100% interest in these claims with the Corporation having the right to earn a 50% interest in the property by incurring exploration expenditures of CDN$500,000. The costs incurred to date on this project were written off during the second quarter 2005. The Corporation still retains all of it’s rights to earn into the property.

6 — CAPITAL STOCK

Authorized
An unlimited number of Common shares without par value

Issued and fully paid:

	September 30 2005		December 31, 2004

	Number	$	Number	$

Balance, beginning of period	111,264,323	32,397,556	101,602,893	27,460,488

Debt repayment	-	-	1,112,650	917,600
Exercise of warrants	5,389,368	5,189,859	7,659,780	3,603,956
Exercise of options	708,950	494,720	889,000	415,511

	6,098,318	5,684,579	9,661,430	4,937,067

Balance, end of period	117,362,641	38,082,135	111,264,323	32,397,556

Share issue expenses		(1,337,827)		(1,337,827)

		36,744,308		31,059,729

7 — FIXED STOCK OPTION PLAN AND WARRANTS

The Board of Directors of the Corporation adopted a resolution dated March 8, 2004, amending the 1997-1998 Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Corporation (the “Admissible Persons”). The purpose of the Plan is to attract and motivate Admissible Persons by offering to such persons the opportunity to acquire (or to increase) an equity interest in the Corporation through the purchase of Shares under the Plan.  It was established on September 29, 1997 by the Board of Directors of the Corporation and ratified by the shareholders on November 21, 1997.  The Plan has been amended with the approval of shareholders on several occasions, such that, the number of options that the Corporation may currently grant under the Plan is 10,200,000.

The summary of the status of the Corporation’s fixed stock option plan as at September 30, 2005 and December 31, 2004 is presented below:

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

	September 30, 2005		December 31, 2004

	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

		CAD$		CAD$
Outstanding, beginning of
period	6,127,450	0.57	5,541,450	0.36
Granted	1,250,000	1.41	1,575,000	1.17
Exercised	(708,950)	0.50	(889,000)	0.36
Cancelled	(50,000)	1.20	(100,000)	0.30

Outstanding, end of period	6,618,500	0.54	6,127,450	0.57

Options exercisable at period
end	5,568,500		5,339,950

As at September 30, 2005 the following options were outstanding:

Expiry date	Exercise price CAD$	Number of options

15/Dec/2007	0.50	75,000
09/Mar/2008	0.30	320,000
01/Jun/2008	0.50	50,000
11 /Jan/2009	0.50	295,000
22/Sep/2009	0.35	100,000
15/Jan/2012	0.20	107,500
12/Sep/2012	0.31	875,000
08/Nov/2012	0.30	1,425,000
24/Mar/2013	0.50	625,000
12/Aug/2013	0.63	61,000
29/Oct/2013	1.21	50,000
06/Jan/2014	1.20	875000*
06/Feb/2014	1.20	150,000
10/May/2014	1.00	260,000
23/Jul/2014	1.16	75,000
23/Nov/2014	1.41	75,000
16/May/2015	1.40	1,200,000

Weighted average	0.54	6,618,500

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

The Corporation records stock based compensation as required by Section 3870 of the CICA Handbook. This is reflected in the financial statements as follows:

	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004

	$	$	$	$

Consultant fees	24,849	-	74,655	-
Administrative & Management Salaries	200,163	143,014	200,163	639,409
Professional fees	-	-	-	79,688

Deferred Exploration		-	-	404,199

Total Consideration	225,012	143,014	628,576	1,123,296

The fair value of stock options granted is recorded as an increase in contributed surplus. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004

Expected dividend yield	0%	0%
Expected volatility	111-113%	116-122%
Risk-free interest rate	4.06-4.67%	4.31-4.82%
Expected life	10 years	10 years

Warrants

During the year no new warrants were issued. All outstanding warrants were exercised during the current period.

		Number of shares

Expiry date	Exercise price	September 30, 2005	December 31, 2004

	$CAD
January 19, 2005	0.57	-	27,868
April 27, 2005	1.20	-	5,503,750

Total		-	5,531,618

8 — RELATED PARTY TRANSACTIONS

There were no related party transactions during the first nine months of 2005 and during the year ended December 31, 2004.

9 — NOTE PAYABLE

The Note Payable was exchanged for 1,112,650 Common Shares of the Corporation on May 4, 2004. There is no further interest or principal obligation on the part of the Corporation in relation to the Note.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
 (expressed in United States dollars)

10 — FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

11 — INVESTMENTS

During the quarter, the Corporation did not buy or sell any equity investments.

12 — SEGMENTED INFORMATION

The Corporation operates in West Africa and in one segment being the acquisition, exploration and development of mineral properties of economically recoverable reserves.

EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOVEMBER 11, 2005

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document may contain or refer to certain forward-looking statements relating but not limited to Orezone’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

INTRODUCTION

Management’s discussion and analysis (“MD&A”) of the operating results and financial condition of Orezone Resources Inc. (the “Corporation”), for the periods ended September 30, 2005, should be read in conjunction with the consolidated balance sheets of the Corporation as at September 30, 2005 and December 31, 2004 and the consolidated statements of operations and deficit, deferred exploration expenses and cash flows for the nine months ended September 30, 2005 and 2004.

The consolidated financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with accounting policies generally accepted in the United States (“US GAAP”) as outlined in Note 13 to the annual audited consolidated financial statements for the year ended December 31, 2004.

The Corporation’s consolidated financial statements are expressed in United States (“USD”) dollars. All amounts in this report are in USD dollars unless otherwise noted. As the main functional currency of the Corporation is the United States (“US”) dollar, the Corporation began reporting in US dollars in 2004.

This MD&A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

OVERVIEW

The Corporation is engaged in the acquisition, exploration and development of mineral properties, primarily in Burkina Faso, West Africa, and this has been its main focus over the last five years. The Corporation’s objective is to identify commercially exploitable deposits of minerals (primarily precious metals) which can either be placed into production by the Corporation or disposed of for a profit to companies that wish to place such deposits into commercial production.

Orezone has been active in Burkina Faso, West Africa since 1996. The Corporation made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighbouring countries of Mali and Ghana where a number of major discoveries have been made. In addition, it is politically stable, has good infrastructure relative to much of West Africa and provided the opportunity to acquire both relatively large unexplored tracts of land as well as more advanced stage assets on reasonable terms. These conditions, in combination with a weak gold price and resultant lack of interest among investors for gold equities, enabled the Corporation to establish a significant land position in Burkina Faso. At present, Orezone has interests in fifteen different properties covering a total of 4,000 square kilometres in Burkina Faso. It also has a permit of approximately 2,000 square kilometres in Niger and three permits totalling 377 square kilometres in Mali.

Exploration has been ongoing on the Corporation’s properties since 1996, largely financed by small private placements. In 2002 the Corporation acquired the Essakane property where exploration by previous owners had outlined a measured and indicated resource of 1.3 million ounces of gold. This transaction more or less coincided with a substantial increase in the price of gold, which rose from approximately US $300 per ounce early in 2002 to the US $400 per ounce level late in 2003, and an improvement in investor sentiment toward gold stocks. As a result, the Corporation was able to complete a $2.5 million private placement late in 2002 and two separate private placements totalling $15.1 million in 2003. These transactions significantly increased the size of the Corporation’s assets, have enabled it to increase the level of its exploration expenditures, and have moved the Corporation closer to its goal of becoming a gold producing company. The Corporation did not do any financings in the first nine months of 2005. However, the Corporation raised $5,481,378 through the exercise of warrants and stock options during the nine months ended September 30, 2005.

The common shares of the Corporation are listed for trading on the Toronto and American Stock Exchanges under the symbol “OZN”. Until March 18, 2004, the Corporation’s shares were traded under the symbol ORZ on the Toronto Stock Exchange. The Corporation’s head office is in Ottawa, Ontario, Canada.

QUALIFIED PERSON
Jeffrey S. Ackert, the Corporation’s Vice President Technical Services, is the qualified person under National Instrument 43-101 who supervises all work associated with the Corporation’s exploration programs in Africa. Ronald N. Little, PEng, the Corporation’s President and CEO is also a qualified person under National Instrument 43-101.

EXPLORATION ACTIVITIES
During Q3 2005 a total of $6,195,153 was spent on exploration and development activities compared to $2,365,610 during the same period in 2004. This increase was almost entirely due to increased activity levels at the Essakane (80%) and Sega (20%) projects.

A total of $4,920,715 was spent on exploration and development of the Essakane property during the third quarter of 2005 and 100% was funded by joint venture partner Gold Fields Limited. During Q3 of 2005 exploration at Essakane was largely focused on infill drilling of the Essakane Main Zone (“EMZ”), testing the potential down plunge extension of its higher grade lenses, testing the Lower (or Footwall) Zone and investigating the Essakane structure to the South on wide spaced fences (400m apart). In May 2005, Gold Fields elected to increase its 2005 Essakane budget to $7.9 million of which approximately $4.0 million was for a pre-feasibility study. Gold Fields Limited hopes to complete the pre-feasibility study by November. At the end of September, $13,212,028 had been spent on exploration and $1,939,259 on the pre-feasibility study since the inception of the project. By the end of the second quarter 2005 Gold Fields had spent its required minimum of $8 million on the Essakane project to earn a 50% interest and had exercised its option to earn a further 10% interest by sole funding a bankable feasibility study. Orezone remains as the operator of the project but is working with Gold Fields to effect a hand-off in operatorship on or before July 19, 2006.

Drilling at the EMZ continued through to the end of September. It is anticipated that an oriented core drilling program on the EMZ will continue through to the end of the year. A new resource calculation, originally expected by September, will be completed early in 2006 and will incorporate new information from the oriented core drill program.

Exploration activity in Burkina Faso typically begins to slow down in June in anticipation of the rainy season which occurs from July to September. Similar to last year, work continued during this period on the Sega project. A 10,000m RC program commenced in September with over 5000m drilled to date. The program is targeting the extensions to the 3 major zones at Sega, namely the RZ, the Bakou and the Gambo, as well as the extension of the Tiba3 zone and initial investigation of the Guibou Zone. A total of 50 line kilometres of gradient IP and ground magnetics were performed along the Kyebelga structure that contains several target areas. Soil geochemistry was initiated along the Guibou structure and along the RZ West structure. RC drilling will continue through October and if results are encouraging, it will continue through Q4. A core drill will be used to investigate the structure, lithology and mineralization at depth within the three major zones. The drill core will also provide material for metallurgical testing as part of pre-feasibility work.

The Corporation received results from over 10,000 soil geochemistry samples from its 100% owned Kossa project in Niger. The Kossa project has similar geology to the adjacent Essakane joint venture in Burkina Faso. The border between the two countries forms the boundary between the two projects. A total of 10 prioritized target areas were defined by gold in soil anomalies, rock samples, surface geological mapping and structural interpretation. Five hundred line kilometres of Induced Polarization geophysics are planned for early November with drill targets selected thereafter. It is the Corporation’s intention to drill the highest priority target areas before the end of the year as long as local conditions permit.

At the end of Q3, there were still approximately 10,000 drill samples from all Orezone projects waiting to be assayed. Subsequent to the end of the quarter most of the sample backlog had been assayed. An independent laboratory has been commissioned on site at Essakane and the Corporation also now has the use of another independent assay laboratory in Ouagadougou, Burkina Faso. The Corporation continues to use the services of SGS Tarkwa in Ghana and Abilab in Bamako, Mali. With access to all four laboratories, the Corporation does not anticipate that the serious sample backlog issues of 2005 will reoccur in 2006.

The Corporation received soil geochemical results from the Poyo project adjacent to and south of the Bondi project. Initial results were also returned for the drilling at the Gueguere, Sebedougou and Intiedougou permits.

DRILLING AND ASSAY STATISTICS

	Q3 2005				Q2 2005				Q1 2005				2004

Property	RC	RAB	DD	Sample	RC	RAB	DD	Samples	RC	RAB	DD	Samples	RC	RAB	DD	Samples
	m	m	m	#	m	m	m	#	m	M	m	#	m	M	m	#

Essakane	13,526		7,642	25,299	17,490		5,980	32,522	29,655		2,469	23,422	35,340	1,512	5,189	39,312
Seguenega	5,834			7,997				4,033	14,161		2,164	16,683	35,778			36,665
Bondigui				5,448	4,094			18					29,404		5,724	33,422
Bombore				10,137	11,011
Markoye													712			792
Sebedougou				2,018	2,763				577			635				840
Guegerre				1,068	690				964			1,071				816
Intiedougou				3,017	2,136
Boukou Mali					2,435			2,679				1,782
Kossa Niger				8,476				8,334				5,383				4,220

Total	19,360	0	7,642	63,460	40,619	0	5,980	47,586	45,357	0	4,633	48,976	101,234	1,512	10,913	116,067

SELECTED QUARTERLY INFORMATION

For the Nine Months Ended September 30

	2005	2004	2003

Consolidated Statements of Operations and Deficit (Summary)
Revenue	-	-	-
Management and consulting fees	735,275	888,300	327,167
Total administrative expenses	1,172,005	1,458,557	649,262
Write-off of deferred exploration expenses	193,308	-	345,096
Interest income	408,031	220,391	69,760
Net loss	(957,282)	(1,238,166)	(924,598)
Basic and diluted net loss per share (Canadian GAAP)	(0.01)	(0.01)	(0.01)
Basic and diluted net loss per share (US GAAP)
Shares outstanding	117,362,641	110,342,440	89,192,231

Consolidated Statements of Deferred Exploration Expenses
(Summary)
Deferred exploration expenses - additions	14,558,365	6,076,806	1,560,839
Optionee contributions	(10,283,180)	(1,973,753)	(1,106,143)

Consolidated Statements of Cash Flows (Summary)
Cash flows from (used in) operating activities	586,773	332,697	(1,231,503)
Cash flows used in investing activities	(3,262,721)	(4,812,145)	(489,569)
Cash flows from financing activities	5,481,378	3,270,321	4,383,070
Net increase (decrease) in cash or cash equivalents	2,805,430	(1,209,128)	2,912,834

Consolidated Balance Sheets (Summary)
(As at December 31 for 2004 and 2003)
Cash and cash equivalents	10,948,312	8,142,882	10,577,038
Investment in listed shares, at cost	127,668	1,362,229	787,079
Equipment	287,918	225,668	135,538
Mineral exploration properties, at cost	6,824,813	6,804,907	6,804,907
Deferred exploration expenses, at cost	13,460,614	9,378,737	3,616,204
Note payable	-	-	1,003,228
Shareholders' equity	30,378,289	25,186,037	20,474,932
Total assets	32,133,446	26,163,676	22,037,007

For the Three Months Ended September 30

	2005	2004	2003

Consolidated Statements of Operations and Deficit (Summary)
Revenue	-	-	-
Management and consulting fees	(40,831)	253,966	263,502
Total administrative expenses	(98,330)	(574)	344,548
Write-off of deferred exploration expenses	-	-	345,096
Interest income	48,764	51,706	32,824
Net loss	147,094	52,281	(656,820)
Basic and diluted net gain (loss) per share (Canadian GAAP)	(0.00)	(0.00)	(0.01)
Basic and diluted net loss per share (US GAAP)
Shares outstanding	117,362,641	110,342,440	89,192,231

Consolidated Statements of Deferred Exploration Expenses
(Summary)
Deferred exploration expenses - additions	6,195,153	2,365,610	370,862
Optionee contributions	4,550,090	1,313,753	452,006

Consolidated Statements of Cash Flows (Summary)
Cash flows from (used in) operating activities	(551,529)	758,425	(920,168)
Cash flows from (used in) investing activities	(1,820,672)	(1,340,988)	198,548
Cash flows from financing activities	217,564	2,801,298	724,361
Net increase (decrease) in cash or cash equivalents	(2,154,637)	2,218,735	5,969

Consolidated Balance Sheets (Summary)
(As at December 31 for 2004 and 2003)
Cash and cash equivalents	10,948,312	8,142,882	10,577,038
Taxes receivable and Prepaids	127,668	1,362,229	787,079
Equipment	287,918	225,668	135,538
Mineral exploration properties, at cost	6,824,813	6,804,907	6,804,907
Deferred exploration expenses, at cost	13,460,614	9,378,737	3,616,204
Note payable	-	-	1,003,228
Shareholders' equity	30,378,289	25,186,037	20,474,932
Total assets	32,133,446	26,163,676	22,037,007

RESULTS OF OPERATIONS

The Corporation completed the acquisition of the Essakane permits in July, 2002 and with an improvement in the price of gold and in capital markets, completed private placement equity financings which raised $17,580,000 CAD in 2002 and 2003. These financings included the issuances of warrants. At September 30, 2005 all outstanding warrants were exercised. In Q2 2005 this resulted in $3.9 million being added to the Corporation’s treasury. The Corporation’s activity level is much higher with the effect that administrative expenses, exploration expenditures, cash balances, total assets and number of shares outstanding have all increased significantly.

The greatest constraint on the Corporation’s ability to support increased activity levels is the limited ability of the industry’s infrastructure’s to handle the high level of activity that is currently taking place. This is particularly true with respect to assay labs and drilling companies being able to keep up with the increased demand for their services. Due to good relations with suppliers, the Corporation has been able to secure sufficient drill rigs to carry out planned exploration programs.

The Corporation’s competitive position within the exploration industry has strengthened due to the Essakane acquisition, the Bondi and Sega discoveries and financings in 2002 and 2003. As a result, the Corporation has been able to attract top level professional personnel in all relevant fields as it has grown, including geologists, engineers, financial and operating staff. However, there is a general shortage of qualified personnel within the mining industry due to increased activity levels and the market for their services remains very competitive.

At the present time, the Corporation is still a development stage Corporation with no operating business segment and no revenue generating activities.

In the third quarter of 2005 the Corporation recorded $48,764 in interest income compared to $51,706 in 2004 and $32,824 in 2003. With the focus put upon drilling at Essakane (which is fully funded by Orezone’s joint venture partner), the Corporation did not spend as much as budgeted at other projects, so cash balances remain high. The Corporation’s policy is to hold all cash investments in liquid instruments that are accessible within 24 hours.

Management and consulting fees have stabilized with the completion of hiring of the management team. The biggest variation of amounts relates to the periodic issuance of stock options which are added to management & consulting fees. Please refer to Note 7 of the quarterly financial statements.

The total administrative expenditure fluctuation was largely due to the issuance of stock options and the fluctuation in foreign exchange gains caused by investments being held in Canadian dollars when the value of the Canadian dollar has risen against the US dollar. The other contributing factors were increased activity with respect to investor relations, attendance at trade shows, travel, staffing and filing costs.

Management, directors and technical advisors continually review the merits of each of the Corporation’s properties to assess whether or not they merit further exploration and development expenditures and whether the carrying value of the properties is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed along with external factors such as commodity markets, exchange rates, political risk and closeness to other known operations when making decisions on impairment. During the third quarter of 2005 the Corporation made the decision to not write off the costs incurred on any projects whereas during Q2 the costs related to the Waxatike property in Canada were written off. All other properties were deemed to be worth more than their current carrying value.

In the third quarter of 2005 the Corporation recorded a net gain of $147,094, or $0.001 per share on both a basic and fully diluted basis, compared to a net gain of $52,281 $0.0001 per share in 2004. The increased gain in 2005 compared to 2004 resulted from foreign exchange gains. On an annualized basis the Corporation usually records a loss as it has no sources of revenue and this will likely be the case again in 2005.

Diluted net gains (losses) per common share are equal to basic net losses per common share when calculated using the treasury stock method due to the anti-dilutive effect of stock options and share purchase warrants.

Over the last three years the number of shares outstanding has increased substantially which has principally been due to private placement financings competed in 2002 and 2003, the acquisition of the Essakane property and repayment of associated debt in 2004 and 2002, and the exercise of options and warrants.

In 2005 deferred exploration expenditure additions increased to $13,460,614 from $9,378,737 in 2004 and $3,616,204 in 2003. These increases largely reflect a much greater exploration effort at the Essakane and Sega projects. These figures are before consideration of optionee or joint venture contributions. Except for a minor amount in 2002, all optionee contributions in the three years relate to the Essakane agreement with Gold Fields Limited of South Africa. This agreement stipulates that Gold Fields, as optionee, must spend a minimum of U.S. $1,000,000 in each contract year beginning July 19, 2002 until a total of U.S. $8,000,000 has been spent within a five year period. As discussed in Exploration activity above and in the notes to the financial statements, Gold Fields achieved it’s 50% earn in during the 2nd quarter 2005.

Net cash flows used in operating activities were $551,529 during the third quarter of 2005 compared to cash flows from operating activities of $758,425 in 2004. This is due to Essakane being the main focus of activities and being funded by the Corporation’s joint venture partner. Cash flows from financing activities (exercise of warrants and options) totalled $217,564 in 2005 and $2,801,298 in 2004. The decrease was due to the issuance of shares pursuant to exercising all outstanding warrants remaining from private placements in the previous year.

The net effect of these activities was that the Corporation’s cash balance as at September 30, 2005 increased to $10,948,312 from $8,142,882 at the end of 2004.

There were no sales of listed shares during the quarter compared with a large sale during quarter 1. In aggregate, these investments had a market value of $68,924 as at September 30, 2005 compared to a cost of $127,668. This is deemed a temporary reduction in market value and has not been written down.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation finances its exploration and development activities by raising capital from equity markets and through contributions by joint venture partners. During 2005 and 2004 the Corporation did not do an equity financing. During 2003 the Corporation completed two private placements for a total of CAD$15,080,000 which increased the number of outstanding shares by 23,700,000.

The Corporation’s principal requirements for cash during 2005 will be administrative expenditures and deferred exploration expenditures. All expenditures on the Essakane project are being financed by the Corporation’s joint venture partner. The Corporation’s direct exploration expenditures in 2005 are expected to be in the order of $6 million and administrative expenditures will be in the same order of magnitude as in 2004. On this basis, the Corporation has adequate cash on hand to meet its current and planned exploration and administration expenditures until the end of 2006 and has no immediate requirement to raise additional financing.

The Corporation anticipates that additional financing will be required in the future to potentially complete feasibility studies and to place one or more of its properties into production, or to make additional acquisitions or investments within the mining sector. On this basis, the Corporation continually reviews its share price and the relative state of the capital markets and if it is determined that conditions are favourable, additional financings could be completed on an equity or debt related basis.

OFF BALANCE SHEET AGREEMENTS

During 2005 and up to the date of this report the Corporation has not entered into any off balance sheet transactions as defined by National instrument 51-102.

TRANSACTIONS WITH RELATED PARTIES

During 2005 and 2004 there were no transactions with related parties.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At the current time there are no reportable proposed transactions.

RISKS AND UNCERTAINTIES

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to over US $470 in 2005. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favourable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved.

Political Risk
The Corporation’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Corporation’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Corporation’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Corporation from exploring or ultimately developing its properties if economic quantities of minerals are found. The Corporation does not currently maintain “Political Risk” insurance.

Exploration Risk
Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Corporation will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to over come. The Corporation is also competing against a large number of companies that have substantially greater financial and technical expertise. The odds of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Corporation will be successful.

Development Risk
The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified. Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk
While the Corporation’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Corporation will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk
External factors such as metal prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so. It is impossible to predict the future direction of these factors, and the impact that they will have on the Corporation’s operations, with any degree of certainty. In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it. While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates. Etc.

Financing Risk
At the present time the Corporation does not have any producing projects and no sources of revenue. The Corporation’s ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks
The Corporation has taken all reasonable steps to ensure that it has proper title it its properties. However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Corporation’s title to its properties being challenged. Furthermore, the

Corporation requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk
Both exploration programs and potential future mining operations are subject to a number of environment related regulations. It is the Corporations intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Corporation from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Corporation or prevent it from continuing operations.

Management Dependence
The Corporation’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Corporation’s ability to replace highly qualified personnel cannot be assured. At present, the Corporation does not maintain any key man life insurance.

Equipment Shortage
At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could delay the Corporation’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found. Currently, the Corporation has enough drill rigs at its disposal to meet its short term objectives (six months).

At the end of the quarter there are approximately 6,000 (45,000 at June 30, 2005) samples awaiting analysis. In order to address this backlog, the Corporation signed a contract with a major independent laboratory to construct a lab on the Essakane site for the exclusive use of Orezone. Also, the Corporation has signed a second contract with another independent laboratory to construct a lab in Ouagadougou. Orezone is the priority customer of this lab. Both labs were operational during the third quarter 2005. The back log of samples should be eliminated by October.

CRITICAL ACCOUNTING ESTIMATES

Preparation of the Corporation’s consolidated financial statements requires management to make estimates and assumptions that can affect the reported amounts of assets, liabilities, expenses. The most critical accounting estimates made by the Corporation relate to whether or not to write off the carrying value of deferred exploration expenditures with respect to individual properties. The carrying value of mineral exploration properties, and deferred exploration costs with respect thereto, are the Corporation’s largest assets. Decisions on whether the carrying value of individual properties is greater than the future expected return from the property are based on a large amount of empirical geotechnical data, external financial and political considerations and the competitive environment with respect to the specific property. While the Corporation re-evaluates its estimates and assumptions on a regular basis, actual amounts may differ from those based on estimates and assumptions.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the period. Please refer to the 2004 Annual Audited Financial Statements for a discussion on accounting policies that affect The Corporation.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value
The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments
Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

Long-term financial instruments
The fair value of the listed shares approximates the market value based on the closing price. Listed shares are from a number of Canadian mining and mineral exploration companies.

OTHER M D & A REQUIREMENTS

All relevant information related to the Corporation is filed electronically on SEDAR in Canada and on EDGAR in the USA. This document forms an integral part of the Corporation’s Annual Information Form.

Outstanding share data has been disclosed above.

EXHIBIT 3

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Ronald N Little, President & Chief Executive Officer of Orezone Resources Inc. certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Orezone Resources Inc., (the issuer) for the interim period ending September 30, 2005;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 11, 2005

/s/ Ronald N. Little
Ronald N Little
President & Chief Executive Officer

EXHIBIT 4

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Gregory B. Bowes, Chief Financial Officer of Orezone Resources Inc. certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Orezone Resources Inc., (the issuer) for the interim period ending September 30, 2005;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 11, 2005

/s/ Gregory B. Bowes
Gregory B. Bowes
Chief Financial Officer